Filed by The Bear Stearns Companies Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                              of the Securities Exchange Act of 1934, as amended

                                Subject Company: The Bear Stearns Companies Inc.
                                                 (Commission File No. 001-08989)

Certain statements contained in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the proposed terms and schedule and any changes to regulatory agencies' outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto. For a discussion of the additional risks and uncertainties that may affect the Company's future results, please see "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended November 30, 2007, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Management" included in Exhibit 13 to the Company's Annual Report on Form 10-K for the year ended November 30, 2007 and similar sections of the Company's quarterly reports on Form 10-Q, which have been filed with the Securities and Exchange Commission ("SEC").

Additional Information
In connection with the proposed merger, JPMorgan Chase & Co. ("JPMorgan Chase") will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of The Bear Stearns Companies Inc. ("Bear Stearns") that also constitutes a prospectus of JPMorgan Chase. Bear Stearns will mail the proxy statement/prospectus to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings." You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" then under the item "SEC Filings". You may also obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).

Participants in the Solicitation
Bear Stearns, JPMorgan Chase and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bear Stearns' executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2007. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on

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March 30, 2007. You can obtain free copies of these documents from JPMorgan
Chase and Bear Stearns as set forth above.

                                      * * *

[The following is an announcement made to the employees of The Bear Stearns Companies Inc. on March 24, 2008.]

To:    All Employees
From:  Alan Schwartz
Date:  March 24, 2008
Re:    Today's Announcement

Dear Colleagues,

This morning we announced that our Board of Directors approved a revised merger agreement with JPMorgan Chase & Co. that provides additional value for Bear Stearns shareholders while ensuring greater certainty for our clients and counterparties. Under the new terms of the transaction Bear Stearns' shareholders will receive .21753 shares of JPMorgan Chase common stock for each BSC share, reflecting an implied value of $10 per BSC share.

The amended agreement also clarifies and strengthens the guaranty provided to our clients, lenders and counterparties. Additionally, pending NYSE approval, JPMorgan will purchase 95 million newly issued shares of Bear Stearns stock for a total ownership of approximately 39.5% of Bear Stearns.

Our hope is that these changes, enhancing the guaranty and providing greater value for our shareholders, will allow us to focus without distraction on serving our clients to our best ability. This has been an incredibly stressful time and all of you have continued to perform at an extremely high level. Our clients are grateful that they can continue to count on you and I want you to know that I am extremely proud of this company and the people who work here.

I thank you again for your continued dedication and support during this difficult time.

Alan